SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13a-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13D-2(a)

                               (AMENDMENT NO. __*)

                          AVALON PHARMACEUTICALS, INC.
                         ------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    05346P106
                                 (CUSIP Number)

                                Jeffrey T. Barnes
                                222 Berkeley St.
                                Boston, MA 02116

                                 (617) 357-7474
                         ------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               SEPTEMBER 29, 2005
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Oxford Bioscience Partners III L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [_]          (b) [_]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS* OO

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  N/A         [_]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware

--------------------------------------------------------------------------------
NUMBER OF      7   SOLE VOTING POWER
SHARES             0
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       8   SHARED VOTING POWER
EACH               844,890 shares
REPORTING      -----------------------------------------------------------------
PERSON WITH    9   SOLE DISPOSITIVE POWER
                   0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   844,890 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             844,890 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                N/A                                 [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  PN

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Oxford Bioscience Partners (Bermuda) III Limited Partnership

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [_]          (b) [_]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS* OO

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  N/A         [_]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION:      Bermuda

--------------------------------------------------------------------------------
NUMBER OF      7   SOLE VOTING POWER
SHARES             0
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       8   SHARED VOTING POWER
EACH               844,890 shares
REPORTING      -----------------------------------------------------------------
PERSON WITH    9   SOLE DISPOSITIVE POWER
                   0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   844,890 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             844,890 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                N/A                                 [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  PN

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         OBP Management (Bermuda) III Limited Partnership

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [_]          (b) [_]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS* AF

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  N/A         [_]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware

--------------------------------------------------------------------------------
NUMBER OF      7   SOLE VOTING POWER
SHARES             0
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       8   SHARED VOTING POWER
EACH               844,890 shares
REPORTING      -----------------------------------------------------------------
PERSON WITH    9   SOLE DISPOSITIVE POWER
                   0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   844,890 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             844,890 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                N/A                                 [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  PN

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Oxford Bioscience Partners (Adjunct) III L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [_]          (b) [_]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS* OO

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  N/A         [_]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware

--------------------------------------------------------------------------------
NUMBER OF      7   SOLE VOTING POWER
SHARES             0
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       8   SHARED VOTING POWER
EACH               844,890 shares
REPORTING      -----------------------------------------------------------------
PERSON WITH    9   SOLE DISPOSITIVE POWER
                   0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   844,890 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             844,890 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                N/A                                 [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  PN

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         OBP Management III L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [_]          (b) [_]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS* AF

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  N/A     [_]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware

--------------------------------------------------------------------------------
NUMBER OF      7   SOLE VOTING POWER
SHARES             0
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       8   SHARED VOTING POWER
EACH               844,890 shares
REPORTING      -----------------------------------------------------------------
PERSON WITH    9   SOLE DISPOSITIVE POWER
                   0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   844,890 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             844,890 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             N/A                                    [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  PN

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) mRNA Fund L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [_]          (b) [_]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS* OO

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  N/A     [_]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware

--------------------------------------------------------------------------------
NUMBER OF      7   SOLE VOTING POWER
SHARES             0
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       8   SHARED VOTING POWER
EACH               844,890 shares
REPORTING      -----------------------------------------------------------------
PERSON WITH    9   SOLE DISPOSITIVE POWER
                   0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   844,890 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             844,890 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                N/A                                 [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  PN

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) mRNA Partners L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [_]          (b) [_]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS* AF

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  N/A

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware

--------------------------------------------------------------------------------
NUMBER OF      7   SOLE VOTING POWER
SHARES             0
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       8   SHARED VOTING POWER
EACH               844,890 shares
REPORTING      -----------------------------------------------------------------
PERSON WITH    9   SOLE DISPOSITIVE POWER
                   0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   844,890 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             844,890 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                N/A                                 [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  PN

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Jonathan J. Fleming

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [_]          (b) [_]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS* AF

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  N/A

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION:      United States

--------------------------------------------------------------------------------
NUMBER OF      7   SOLE VOTING POWER
SHARES             0
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       8   SHARED VOTING POWER
EACH               844,890 shares
REPORTING      -----------------------------------------------------------------
PERSON WITH    9   SOLE DISPOSITIVE POWER
                   0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   844,890 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             844,890 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                N/A
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  IN

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Alan G. Walton

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [_]          (b) [_]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS* AF

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  N/A     [_]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION:      United States

--------------------------------------------------------------------------------
NUMBER OF      7   SOLE VOTING POWER
SHARES             5,847
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       8   SHARED VOTING POWER
EACH               844,890 shares
REPORTING      -----------------------------------------------------------------
PERSON WITH    9   SOLE DISPOSITIVE POWER
                   5,847
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   844,890 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             850,737 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                N/A
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  IN

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Jeffrey T. Barnes

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [_]          (b) [_]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS* AF

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  N/A     [_]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION:      United States

--------------------------------------------------------------------------------
NUMBER OF      7   SOLE VOTING POWER
SHARES             0
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       8   SHARED VOTING POWER
EACH               844,890 shares
REPORTING      -----------------------------------------------------------------
PERSON WITH    9   SOLE DISPOSITIVE POWER
                   0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   844,890 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             844,890 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                N/A
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*  IN

                                  SCHEDULE 13D

Item 1.    SECURITY AND ISSUER.
           -------------------

           This statement relates to the common stock, $.01 par value (the "Common Stock") of Avalon Pharmaceuticals, Inc. (the "Issuer") having its principal executive office at 20358 Seneca Meadows Parkway, Germantown, MD 20876.

Item 2.    IDENTITY AND BACKGROUND.
           -----------------------

           (a) This Statement is being filed on behalf of: (i) Oxford Bioscience Partners III L.P. ("Oxford III"), a Delaware limited partnership; (ii) Oxford Bioscience Partners (Bermuda) III Limited Partnership ("Bermuda"), a Bermuda limited partnership; (iii) Oxford Bioscience Partners (Adjunct) III L.P. ("Adjunct"), a Delaware limited partnership; (iv) mRNA Fund L.P. ("mRNA Fund"), a Delaware limited partnership; (v) OBP Management III L.P. ("OBP Management"), a Delaware limited partnership, as the general partner of Oxford III and Adjunct; (vi) OBP Management (Bermuda) III Limited Partnership ("Bermuda Management"), a Bermuda limited partnership, as the general partner of Bermuda;
(vii) mRNA Partners L.P. ("mRNA"), a Delaware limited partnership, as the general partner of mRNA Fund (viii) Jonathan J. Fleming ("Fleming"); (ix) Alan
G. Walton ("Walton"); and (x) Jeffrey T. Barnes ("Barnes") (collectively, all of the entities and individuals above listed, the "Reporting Persons").

           (b) The address for all Reporting Persons is 222 Berkeley St., Boston, MA 02116.

           (c) The principal business of Oxford III, Adjunct, Bermuda and mRNA Fund is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of OBP Management, Bermuda Management and mRNA is to manage the affairs of Oxford III, Adjunct, Bermuda and mRNA Fund. The principal business of each of the Fleming, Walton and Barnes is to manage the affairs of OBP Management, Bermuda Management and mRNA.

           (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

           (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (f) Oxford III, Adjunct, OBP Management, mRNA Fund, and mRNA are Delaware limited partnerships. Bermuda and Bermuda Management are Bermuda limited partnerships. Fleming, Walton and Barnes are citizens of the United States.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

           On September 29, 2005, in connection with the issuer's initial public offering (the "IPO") (i) Oxford III purchased 145,195 shares of the Issuer's Common Stock at a price of $10.50 per share for total consideration of $1,524,547.50; (ii) Bermuda purchased 20,693 shares of the Issuer's Common Stock at a price of $10.50 per share for total consideration of $217,276.50; (iii) Adjunct purchased 13,795 shares of the Issuer's Common Stock at a price of $10.50 per share for total consideration of $144,847.50; and (iv) mRNA Fund purchased 1,717 shares of the Issuer's Common Stock at a price of $10.50 per share for total consideration of $18,028.50. The funds used by Oxford III, Bermuda, Adjunct and mRNA to acquire the Common Stock were obtained from investment funds.

           Prior to the IPO, Oxford III, Bermuda, Adjunct and mRNA Fund each held Series A Redeemable Convertible Preferred Stock, Series B Convertible Preferred Stock and 8% Convertible Notes (collectively, the "Pre-IPO Securities"). Upon the closing of the IPO, the Pre-IPO Securities automatically converted into shares of the Issuer's Common Stock for no consideration. As a result, Oxford III acquired 403,318 shares of the Issuer's Common Stock, Bermuda acquired 75,261 shares of the Issuer's Common Stock, Adjunct acquired 50,170 shares of the Issuer's Common Stock and mRNA acquired 6,243 shares of the Issuer's Common Stock (collectively, the "Pre-IPO Securities").

           On October 26, 2005 Walton received a warrant to purchase 18,750 shares of Common Stock at an exercise price of $6.00 per share. On January 3, 2006 Walton received 3,098 shares of the Issuer's Common Stock in lieu of a cash payment of director fees.


Item 4.    PURPOSE OF TRANSACTION.
           ----------------------

           Oxford III, Bermuda, Adjunct and mRNA Fund purchased Common Stock of the Issuer for investment purposes.

         (a-i)   Not applicable.

         (j) The Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of
Schedule 13D (although the Reporting Persons reserve the right to develop such plans). All shares of Common Stock of the Issuer purchased by the Reporting Persons in the IPO were acquired for their own accounts for investment purposes, but the Reporting Persons reserve the right to dispose of the shares in compliance with applicable law.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

         (a) As a result of the transactions described above, Oxford III holds a total of 677,011 shares of the Issuer's Common Stock, Bermuda holds a total of 95,954 shares of the Issuer's Common Stock, Adjunct holds a total of 63,965 shares of the Issuer's Common Stock, mRNA Fund holds a total of 7,960 shares of the Issuer's Common Stock and Walton holds options to purchase 18,750 shares of Common Stock and a total of 3,098 shares of the Issuer's Common Stock. Walton has the right to purchase (as of the date hereof or within 60 days of the date hereof) 2,749 shares of Common Stock pursuant to the options to purchase Common Stock described in the preceding sentence. Certain of the remaining options to purchase shares of Common Stock are subject to vesting. One-hundred percent of such options to purchase shares of Common Stock will be exercisable as of October 26, 2007.

         Collectively, the Reporting Persons, other than Walton, may be deemed to beneficially own 844,890 shares of Common Stock of the Issuer, which represents approximately 10.1% of the Issuer's outstanding Common Stock, based upon 8,405,542 shares of the Issuer's Common Stock reported to be outstanding as of November 14, 2005 in the Issuer's Quarterly Report on Form 10-Q. Walton may be deemed to beneficially own 850,737 shares of Common Stock of the Issuer, which represents approximately 10.1% of the Issuer's outstanding Common Stock, based upon 8,405,542 shares of the Issuer's Common Stock reported to be outstanding as of November 14, 2005 in the Issuer's Quarterly Report on Form 10-Q, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act.

         Under SEC rules, and by virtue of their relationship as affiliated limited partnerships which share sole general partners (OBP Management, mRNA and Bermuda Management), Oxford III, Adjunct, mRNA Fund and Bermuda may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock of the Issuer which each partnership owns of record. OBP Management, mRNA and Bermuda Management, as the general partners of (i) Oxford III and Adjunct, (ii) mRNA Fund and (iii) Bermuda, respectively, may also be deemed to own beneficially the shares held of record by Oxford III, Adjunct, mRNA Fund and Bermuda. Fleming, Walton and Barnes are general partners of OBP Management, mRNA and Bermuda Management, and accordingly may be deemed to own beneficially the shares held by Oxford III, Adjunct, mRNA Fund, and Bermuda. Each of the Reporting

Persons expressly disclaims beneficial ownership of any shares of Common Stock of Avalon Pharmaceuticals, Inc., except for the shares, if any, such Reporting Person holds of record.

      (b) Number of shares as to which each person named in paragraph (a) above has:

           (i) sole power to vote or to direct the vote: See line 7 of cover sheets.

           (ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

           (iii) sole power to dispose or to direct the disposition of: See line 9 of cover sheets.

           (iv) shared power to dispose or to direct the disposition of: See line 10 of cover sheets.

      (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Common Stock in the last 60 days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

      (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
           ---------------------------------------------------------------------

           Not applicable.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------

           Exhibit 1 - Agreement regarding filing of joint Schedule 13D.
           Exhibit 2 - Power of Attorney dated January 3, 2006.

                                    SIGNATURE

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as EXHIBIT 1.

Dated:  February 14, 2006

                              OXFORD BIOSCIENCE PARTNERS III L.P.

                              By:  OBP Management III L.P., its general partner

                                   By:                 *
                                      ------------------------------------------
                                      Jonathan J. Fleming
                                      General Partner

                              OXFORD BIOSCIENCE PARTNERS
                              (BERMUDA) III LIMITED PARTNERSHIP

                              By:  OBP Management (Bermuda) III Limited
                                   Partnership, its general partner

                                   By:                *
                                      --------------------------------------
                                      Jonathan J. Fleming
                                      General Partner

                              OBP MANAGEMENT (BERMUDA) III LIMITED
                              PARTNERSHIP


                              By:                    *
                                 -----------------------------------------
                                 Jonathan J. Fleming
                                 General Partner

                                 OXFORD BIOSCIENCE PARTNERS
                                 (ADJUNCT) III L.P.

                                 By: OBP Management III L.P., its general
                                     partner

                                     By:             *
                                        ---------------------------------
                                        Jonathan J. Fleming
                                        General Partner

                              OBP MANAGEMENT III L.P.

                                  By:               *
                                     -----------------------------------
                                     Jonathan J. Fleming
                                     General Partner

                              MRNA Fund L.P.

                              By: mRNA Partners L.P., its general partner

                                  By:              *
                                     -----------------------------------
                                     Jonathan J. Fleming
                                     General Partner

                              MRNA Partners L.P.

                                  By:              *
                                     -----------------------------------
                                     Jonathan J. Fleming
                                     General Partner

                                                   *
                                     -----------------------------------
                                     Jonathan J. Fleming

                                                   *
                                     -----------------------------------
                                     Alan G. Walton

                                                   *
                                     -----------------------------------
                                     Jeffrey T. Barnes

*By: /s/ Raymond Charest
     ---------------------
     Raymond Charest as Attorney-in-Fact

This Schedule 13G was executed by Raymond Charest pursuant to the Power of Attorney attached hereto as EXHIBIT 2.

                                  EXHIBIT INDEX

         1. Agreement regarding filing of joint Schedule 13D.

         2. Power of Attorney dated as of January 3, 2006.

                                                                       EXHIBIT 1

                                    AGREEMENT

      Pursuant to Rule 13-d1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Avalon Pharmaceuticals, Inc.

Dated: February 14, 2006

                              OXFORD BIOSCIENCE PARTNERS III L.P.

                              By:  OBP Management III L.P., its general partner

                                   By:                 *
                                      ------------------------------------------
                                      Jonathan J. Fleming
                                      General Partner

                              OXFORD BIOSCIENCE PARTNERS
                              (BERMUDA) III LIMITED PARTNERSHIP

                              By:  OBP Management (Bermuda) III Limited
                                   Partnership, its general partner

                                   By:                *
                                      --------------------------------------
                                      Jonathan J. Fleming
                                      General Partner

                              OBP MANAGEMENT (BERMUDA) III LIMITED
                              PARTNERSHIP


                              By:                    *
                                 -----------------------------------------
                                 Jonathan J. Fleming
                                 General Partner

                                 OXFORD BIOSCIENCE PARTNERS
                                 (ADJUNCT) III L.P.

                                 By: OBP Management III L.P., its general
                                     partner

                                     By:             *
                                        ---------------------------------

                                        Jonathan J. Fleming
                                        General Partner

                              OBP MANAGEMENT III L.P.

                                  By:               *
                                     -----------------------------------
                                     Jonathan J. Fleming
                                     General Partner

                              MRNA Fund L.P.

                              By: mRNA Partners L.P., its general partner

                                  By:              *
                                     -----------------------------------
                                     Jonathan J. Fleming
                                     General Partner

                              MRNA Partners L.P.

                                  By:              *
                                     -----------------------------------
                                     Jonathan J. Fleming
                                     General Partner

                                                   *
                                     -----------------------------------
                                     Jonathan J. Fleming

                                                   *
                                     -----------------------------------
                                     Alan G. Walton

                                                   *
                                     -----------------------------------
                                     Jeffrey T. Barnes

*By: /s/ Raymond Charest
     ---------------------
     Raymond Charest as Attorney-in-Fact

This Agreement was executed by Raymond Charest pursuant to the Power of Attorney attached hereto as EXHIBIT 2.

                                                                       EXHIBIT 2

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond Charest, Alexia Pearsall and Jonathan J. Fleming and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of any of Oxford Bioscience Partners III L.P., Oxford Bioscience Partners (Bermuda) III Limited Partnership, Oxford Bioscience Partners (Adjunct) III L.P., mRNA Fund L.P., OBP Management III L.P., OBP Management (Bermuda) Limited Partnership and mRNA Partners L.P., pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 3rd day of January 2006.

                              OXFORD BIOSCIENCE PARTNERS III L.P.

                              By: OBP Management III L.P., its general partner

                                  By: /s/Jonathan J. Fleming
                                      --------------------------------
                                      Jonathan J. Fleming
                                      General Partner

                              OXFORD BIOSCIENCE PARTNERS
                              (BERMUDA) III LIMITED PARTNERSHIP

                              By: OBP Management (Bermuda) III Limited
                                  Partnership, its general partner

                                  By: /s/Jonathan J. Fleming
                                      --------------------------------
                                      Jonathan J. Fleming
                                      General Partner

                              OBP MANAGEMENT (BERMUDA) III LIMITED
                              PARTNERSHIP


                                  By: /s/Jonathan J. Fleming
                                      --------------------------------
                                      Jonathan J. Fleming
                                      General Partner

                                 OXFORD BIOSCIENCE PARTNERS
                                 (ADJUNCT) III L.P.

                                 By: OBP Management III L.P., its general
                                     partner

                                  By: /s/Jonathan J. Fleming
                                      --------------------------------
                                      Jonathan J. Fleming
                                      General Partner

                              OBP MANAGEMENT III L.P.

                                  By: /s/Jonathan J. Fleming
                                      --------------------------------
                                      Jonathan J. Fleming
                                      General Partner

                              MRNA Fund L.P.

                              By: mRNA Partners L.P., its general partner

                                  By: /s/Jonathan J. Fleming
                                      --------------------------------
                                      Jonathan J. Fleming
                                      General Partner

                              MRNA Partners L.P.

                                  By: /s/Jonathan J. Fleming
                                      --------------------------------
                                      Jonathan J. Fleming
                                      General Partner

                              /s/Jonathan J. Fleming
                              --------------------------------
                              Jonathan J. Fleming
                              General Partner

                              /s/Alan G. Walton
                              --------------------------------
                              Alan G. Walton

                              /s/ Jeffrey T. Barnes
                              --------------------------------
                              Jeffrey T. Barnes